UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1924

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32195

A.	Full title of the plan and the address of the plan, if different from that of the issue named below:

Genworth Financial, Inc. Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

Genworth Financial, Inc. Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 and supplemental schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 20, 2014

Genworth Financial, Inc. Retirement and Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value:
Short-term investments	$646,216	$478,319
Mutual funds	173,446,134	144,360,334
Common/collective trust funds	325,497,865	288,043,643
Group variable annuity	17,856,661	13,160,468
Common stock	27,498,024	15,339,663

Total investments at fair value	544,944,900	461,382,427

Receivables:
Notes receivable from participants	9,112,445	9,508,719
Accrued dividends and interest	37,864	37,728
Employer contribution receivable	12,834,984	13,660,377

Total receivables	21,985,293	23,206,824

Total assets	566,930,193	484,589,251

Liabilities:
Accrued participant expenses	285,909	391,023

Net assets reflecting investments at fair value	566,644,284	484,198,228

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(307,254)	(857,451)

Net assets available for plan benefits	$566,337,030	$483,340,777

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$85,501,660
Interest and dividends	9,512,213

Total investment income	95,013,873

Interest income from notes receivable from participants	478,125

Contributions:
Participants	30,329,507
Employer	31,544,768
Rollovers	2,015,120

Total contributions	63,889,395

Total additions	159,381,393

Deductions from net assets attributed to:
Benefits paid to participants	75,233,066

Net increase in net assets available for plan benefits	84,148,327
Net assets available for plan benefits at:
Beginning of the year	483,340,777
Assets transferred to other qualified savings plans	(1,152,074)

End of the year	$566,337,030

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Aon Hewitt, respectively.

(b)	Plan Sponsor

On April 1, 2013, pursuant to a holding company reorganization in accordance with Section 251(g) of the General Corporation Law of the State of Delaware (DGCL), the public holding company historically known as “Genworth Financial, Inc.” (now renamed Genworth Holdings, Inc. (Genworth Holdings)) became a direct, wholly-owned subsidiary of a new public holding company that was formed and that now has been renamed Genworth Financial, Inc. (Genworth Financial).

As part of the reorganization, Genworth Financial entered into an Assignment and Assumption Agreement with Genworth Holdings pursuant to which Genworth Financial assumed all of the rights and obligations of Genworth Holdings under all of its employee benefit plans, agreements and arrangements, equity incentive plans and subplans and related agreements, including the Genworth Financial, Inc. Retirement and Savings Plan. The name of the Plan did not change as a result of the reorganization.

(c)	Eligibility

Eligible full-time employees may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once scheduled to work 1,000 hours of service in a single calendar year.

(d)	Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible compensation on a pre-tax basis. Eligible compensation includes salary, overtime, first year commissions and bonuses. The maximum allowable deferral under the Code was $17,500 per individual for 2013. The Company makes matching contributions equal to 100% of the first 6% deferred by an eligible participant.

The Company also makes annual supplemental contributions, based upon each eligible participant’s eligible pay. The annual supplemental contributions are based on a combination of age and service and range from 1% to 6% of eligible pay. For a period of 10 years from September 27, 2005, certain long-service employees receive additional supplemental contributions in the range of 6% to 18% depending upon age and service as of September 27, 2005. Supplemental contributions are invested as directed by the Company (see note 4).

The Plan has automatic enrollment features with respect to newly hired or re-hired employees. If the employee is eligible to participate, he or she will be automatically enrolled in the Plan with pre-tax contributions being made at the rate of 3% of eligible pay the first year. As part of the automatic enrollment, participant contribution rates are automatically increased by 1% each year until they reach 6% of eligible pay. If a participant is automatically enrolled in the Plan, they may decline participation in the Plan, change the contribution rate from 3% or modify the automatic rate escalation. These contributions are invested in the BlackRock LifePath Index fund associated with a participant’s date of birth, until the participant directs investment of the automatic deferrals into another investment option offered by the Plan.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan by participants from other qualified plans.

(e)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and supplemental contributions and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

(f)	Vesting

Participants hired after December 31, 2010 must attain two years of service to reach full vesting on Company matching contribution accounts. Company supplemental contributions are fully vested after three years of service. Participants hired before January 1, 2011 were immediately vested in their account balances excluding their supplemental contribution accounts. Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2013 and 2012 were $123,336 and $107,427, respectively, and forfeitures used to reduce employer contributions were $1,431,688 and $824,564 in 2013 and 2012, respectively.

(g)	Investment Options

Participants are permitted to allocate their account balances to one or more of 17 investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Fund to the BlackRock Money Market Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Fund to the BlackRock Money Market Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Money Market Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

(h)	Notes Receivable from Participants

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their supplemental contribution account). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

(i)	Withdrawals

Withdrawals for financial hardship are permitted (excluding supplemental contribution account) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. In-service withdrawals are permitted, allowing participants who have reached age 59 1⁄2 or older to obtain withdrawals of pre-tax and rollover accounts.

(j)	Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount or via partial lump-sum distributions. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize that portion of their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants with ages of 55 to 64, the guaranteed amount will be less than waiting to receive the full amount at age 65 because payments will be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Accounting Changes

On January 1, 2012, the Plan adopted accounting guidance related to fair value measurements. This accounting guidance clarified existing fair value measurement requirements and changed certain fair value measurement principles and disclosure requirements. The adoption of this accounting guidance impacted disclosures only and did not impact the Plan’s financial statements.

(d)	Investment Valuation and Income Recognition

Investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the net asset value as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. The common stock of Genworth Financial is traded on the New York Stock Exchange (NYSE) and is valued at the quoted market price on the last business day of the Plan year. The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (see note 6) using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourseSM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as net appreciation or depreciation in the fair value of investments.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Fully Benefit-Responsive Investment Contracts

Participants in the Plan invest in the T. Rowe Price Stable Value Common Trust Fund (the SVF), which is a common/collective trust fund managed by T. Rowe Price Trust Company. The SVF invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant net asset value while permitting participant-initiated, benefit-responsive withdrawals for certain events. All investment contracts held by the SVF as of December 31, 2013 and 2012 were fully benefit-responsive and thus were required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals. Withdrawals from the SVF may be made by participants at contract value for qualified benefit payments, including loans, hardship withdrawals and participant-directed transfers. Withdrawal of all assets from the SVF without a 12 month notice to the issuer limits the ability of the Plan to transact at fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The annualized earnings credited to participants (the crediting rate) in the SVF as of December 31, 2013 and 2012 was 2.30% and 2.54%, respectively. The average yield earned by the SVF was approximately 2.06% and 2.36% for the years ended December 31, 2013 and 2012, respectively. The crediting rate is variable, changing quarterly based upon the performance of the underlying portfolios.

The existence of certain conditions can limit the SVF’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the SVF that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the SVF or a unitholder, tax disqualification of the SVF or a unitholder, and certain SVF amendments if issuers’ consent is not obtained. As of December 31, 2013, the occurrence of an event outside the normal operation of the SVF which would cause a withdrawal from an investment contract was not considered to be probable as reported in the investment manager’s annual report. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the SVF without the need to access investment contracts.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the SVF of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. Structured or synthetic investment contracts and separate account contracts also may provide issuers with the right to reduce contract value in the event an underlying investment suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(f)	Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued interest.

(g)	Benefits

Benefit payments to participants are recorded when paid.

(h)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from participants’ accounts.

(3)	Investments, at Fair Value

(a)	Other Investment Related Disclosures

During 2013, the employer directed investment of supplemental contributions in the BlackRock Pension Strategy Fund was moved into five BlackRock LifePath Index funds which were age-appropriate for each participant. Also in 2013, the T. Rowe Price Institutional Large Cap Growth Fund replaced the Growth Fund of America, the employee directed BlackRock LifePath funds transitioned to index versions and the BlackRock Equity Index Fund was replaced with a version of the same fund that had lower fees.

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31 (no amounts or units/shares are presented if the investment did not represent 5% or more for a plan year):

Description	2013	2012
BlackRock LifePath 2030 Index Fund, 3,499,600 units*	$57,189,420	$—
BlackRock LifePath 2020 Index Fund, 3,333,028 units*	53,495,096	—
BlackRock LifePath 2020 Index Fund, 2,402,132 units	38,554,223	—
BlackRock LifePath 2030 Index Fund, 2,161,387 units	35,320,736	—
T. Rowe Price Inst. Large Cap Growth Fund, 1,279,183 shares	34,870,524	—
Harbor International Fund, 478,840 and 477,790 shares	34,002,414	29,680,309
Lord Abbett Small Cap Value Fund, 835,436 shares	30,200,997	—
BlackRock Pension Strategy Fund, 9,214,240 units*	—	128,722,935
BlackRock LifePath 2020 Fund, 2,696,863 units	—	35,355,880
BlackRock LifePath 2030 Fund, 2,513,902 units	—	31,348,359
BlackRock LifePath Income Fund, 1,868,923 units	—	27,024,624
Growth Fund of America, 734,918 shares	—	25,237,069

* Nonparticipant-directed

(b)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

absence of observable market information. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets.

•	Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded equity securities and actively traded mutual fund investments.

Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable, information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed maturity and equity securities; government or agency securities; certain mortgage-backed and asset-backed securities; securities held as collateral; and certain non-exchange-traded derivatives. Financial instruments in this category include shares of a short-term fund managed by The Bank of New York Mellon.

Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In limited instances, this category may also utilize non-binding broker quotes. This category primarily consists of certain less liquid fixed maturity, equity and trading securities and certain derivative instruments where the significant valuation inputs cannot be corroborated with market observable data. The Plan had no Level 3 assets as of December 31, 2013 or 2012.

As of each reporting period, all assets recorded at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. The Plan reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets. Such reclassifications are reported as transfers in and out of each level at the beginning fair value for the reporting period in which the changes occur. There were no transfers between levels during the years ended December 31, 2013 or 2012. See note 2(d) for additional information related to fair value measurements.

(c)	Valuation Methodologies

The following is a description of the valuation techniques and inputs used to determine fair value by class of instrument.

Common stock: Common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Registered investment companies: Mutual funds which are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the NYSE and National Association of Securities Dealers Automated Quotations.

Common/collective trust funds: There are no readily available market quotations for a fund. The funds are valued at the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals.

Group variable annuity: The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (see note 6) using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourseSM asset charge.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s assets that are measured at fair value on a recurring basis as of December 31:

‘	2013
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$646,216	$646,216	$—	$—
Mutual funds
Money market funds	10,405,844	10,405,844	—	—
Bond funds	17,673,945	17,673,945	—	—
Balanced funds	17,059,493	17,059,493	—	—
Growth funds	46,270,627	46,270,627	—	—
Value funds	48,033,811	48,033,811	—	—
Foreign blend funds	34,002,414	34,002,414	—	—
Common/collective trust funds
Stable value funds	21,985,704	—	21,985,704	—
Target maturity funds	277,457,584	—	277,457,584	—
Blend funds	26,054,577	—	26,054,577	—
Group variable annuity
Balanced funds	17,856,661	—	17,856,661	—
Common stock
Genworth Financial, Inc.	27,498,024	27,498,024	—	—

	$544,944,900	$201,590,374	$343,354,526	$—

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

	2012
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$478,319	$478,319	$—	$—
Mutual funds
Money market funds	11,889,732	11,889,732	—	—
Bond funds	20,499,440	20,499,440	—	—
Balanced funds	13,657,789	13,657,789	—	—
Growth funds	32,923,127	32,923,127	—	—
Value funds	35,709,937	35,709,937	—	—
Foreign blend funds	29,680,309	29,680,309	—	—
Common/collective trust funds
Stable value funds	20,802,647	—	20,802,647	—
Balanced funds	128,722,935	—	128,722,935	—
Target maturity funds	119,759,507	—	119,759,507	—
Blend funds	18,758,554	—	18,758,554	—
Group variable annuity
Balanced funds	13,160,468	—	13,160,468	—
Common stock
Genworth Financial, Inc.	15,339,663	15,339,663	—	—

	$461,382,427	$160,178,316	$301,204,111	$—

During 2013, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Total
Mutual funds	$26,317,304
Common/collective trust funds	40,831,708
Group variable annuity	2,456,352
Common stock	15,896,296

Total	$85,501,660

(4)	Nonparticipant-Directed Investment

Information about the net assets available for benefits and changes in net assets relating to the nonparticipant-directed investment was as follows:

	As of December 31,
	2013	2012
Net assets available for benefits:
Common/collective trust funds	$145,201,886	$128,722,935
Employer supplemental contributions receivable	12,834,984	13,660,377

Total	$158,036,870	$142,383,312

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Year ended December 31, 2013
Changes in net assets available for benefits:
Net appreciation in fair value of common/collective trust funds	$19,745,694
Employer contributions	12,834,984
Benefits paid to participants	(16,927,120)

Total	$15,653,558

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Party-in-Interest Transactions

One investment option available to participants is the ClearCourseSM group variable annuity provided under the Plan. Each contribution into ClearCourseSM provides a guaranteed amount of retirement income to the participant. Genworth Life and Annuity Insurance Company, an indirect, wholly-owned subsidiary of the Plan sponsor, offers the guaranteed amount of retirement income provided by this ClearCourseSM group variable annuity product. Fees paid by the Plan to Genworth Life and Annuity Insurance Company for the Plan years ended December 31, 2013 and 2012 were approximately $142,000 and $148,000, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 1,770,639 and 2,042,565 shares of common stock of Genworth Financial as of December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, the shares had a cost basis of $10,854,925 and $12,442,185, respectively, and a fair value of $27,498,024 and $15,339,663, respectively. During the year ended December 31, 2013, 29,430 shares of common stock of Genworth Financial were purchased at a total cost of $260,105 and 301,356 shares were sold at a total cost of $1,847,365.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is Trustee as defined by the Plan and, therefore, is a party-in-interest.

In 2013, the Plan completed three trust-to-trust transfers of loan balances to other qualified savings plans. These transfers were for eligible participants employed by the Company affected by business dispositions who elected the transfer from the Plan. The asset transfers of loan balances aggregated $1,152,074.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

(8)	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 1, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Code. This letter expires on January 31, 2017.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to federal or state tax examinations of the Plan for years prior to 2010.

(9)	Reconciliation of Financial Statements to Form 5500

The investments in fully benefit-responsive contracts are recorded on the Form 5500 at fair value whereas contract value is utilized in the statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements as of December 31, 2013 to Form 5500:

Net assets available for plan benefits per the financial statements	$566,337,030
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	307,254

Net assets available for plan benefits per Form 5500	$566,644,284

The following is a reconciliation of total investment income per the financial statements to Form 5500 for the year ended December 31, 2013:

Total investment income per the financial statements	$95,013,873
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(550,197)

Total investment income per Form 5500	$94,463,676

Supplemental Schedule I

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
**The Bank of New York Mellon	646,216 shares of short-term investments	$646,216	$646,216
Mutual funds:
Capital Research and Management Company	698,587 shares of American Balanced Fund	13,102,342	17,059,493
BlackRock Fund Advisors	10,405,844 shares of BlackRock Money Market Fund	10,405,844	10,405,844
Kornitzer Capital Management, Inc.	305,469 shares of Buffalo Small Cap Fund	8,295,867	11,400,103
Dodge & Cox	1,306,278 shares of Dodge & Cox Income Fund	17,260,470	17,673,945
Harbor Capital Advisors	478,840 shares of Harbor International Fund	27,801,906	34,002,414
Invesco Advisors, Inc	659,254 shares of Invesco Growth & Income Fund	13,620,975	17,832,814
Lord, Abbett & Co. LLC	835,436 shares of Lord Abbett Small Cap Value Fund	26,895,156	30,200,997
T. Rowe Price Associates, Inc.	1,279,183 shares of T. Rowe Price Inst. Large Cap Growth Fund	27,783,925	34,870,524

Total mutual funds		145,166,485	173,446,134

Common/collective trust funds:
BlackRock Institutional Trust Company NA	1,901,031 units of BlackRock Equity Index Fund	22,799,219	26,054,577
BlackRock Institutional Trust Company NA	1,693,282 units of BlackRock LifePath Index Retirement Fund	26,175,199	27,086,928
BlackRock Institutional Trust Company NA	2,402,132 units of BlackRock LifePath Index 2020 Fund	36,634,857	38,554,223
BlackRock Institutional Trust Company NA	2,161,387 units of BlackRock LifePath Index 2030 Fund	32,967,087	35,320,736
BlackRock Institutional Trust Company NA	1,442,877 units of BlackRock LifePath Index 2040 Fund	21,844,441	23,743,833
BlackRock Institutional Trust Company NA	608,560 units of BlackRock LifePath Index 2050 Fund	6,905,762	7,549,978
BlackRock Institutional Trust Company NA	740,875 units of BlackRock LifePath Index Retirement Fund *	11,446,514	11,851,551
BlackRock Institutional Trust Company NA	3,333,028 units of BlackRock LifePath Index 2020 Fund *	50,795,344	53,495,096
BlackRock Institutional Trust Company NA	3,499,600 units of BlackRock LifePath Index 2030 Fund *	53,298,914	57,189,420
BlackRock Institutional Trust Company NA	1,192,187 units of BlackRock LifePath Index 2040 Fund *	18,013,941	19,618,505
BlackRock Institutional Trust Company NA	245,626 units of BlackRock LifePath Index 2050 Fund *	2,763,296	3,047,314
T. Rowe Price Associates, Inc.	21,678,450 units of T. Rowe Price Stable Value Common Trust Fund	21,678,450	21,985,704

Total common/collective trust funds		305,323,024	325,497,865

Group variable annuity:
**Genworth Life and Annuity Insurance Company	1,346,853 units of ClearCourseSM Group Variable Annuity	10,579,290	17,856,661
Common stock:
**Genworth Financial, Inc.	1,770,639 shares of Genworth Financial, Inc. common stock	10,854,925	27,498,024
**Notes receivable from participants	1,789 loans to participants with interest rates of 4.78% to 7.25% and maturity dates through December 2018	—	9,112,445

		$472,569,940	$554,057,345

*	Nonparticipant-directed.
**	Party-in-interest as defined by ERISA, not a prohibited transaction.

See Accompanying Report of Independent Registered Public Accounting Firm

Supplemental Schedule II

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2013

Identity of party involved	Description of assets	Number of transactions	Purchase price	Selling prince	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Single transactions:
BlackRock Inst. Trust Co.	BlackRock Pension Strategy Fund*	1	$106,176,488	$146,328,460	$106,176,488	$146,328,460	$40,151,972
BlackRock Inst. Trust Co.	BlackRock LifePath 2020 Fund	1	31,010,819	37,944,362	31,010,819	37,944,362	6,933,543
BlackRock Inst. Trust Co.	BlackRock LifePath 2030 Fund	1	28,406,503	34,703,601	28,406,503	34,703,601	6,297,098
Capital Research & Mgt. Co.	Growth Fund of America	1	22,138,278	28,692,294	22,138,278	28,692,294	6,554,016
BlackRock Inst. Trust Co.	BlackRock LifePath 2030 Index Fund*	1	56,970,687	—	56,970,687	56,970,687	—
BlackRock Inst. Trust Co.	BlackRock LifePath 2020 Index Fund*	1	53,373,476	—	53,373,476	53,373,476	—
BlackRock Inst. Trust Co.	BlackRock LifePath 2020 Index Fund	1	37,944,362	—	37,944,362	37,944,362	—
BlackRock Inst. Trust Co.	BlackRock LifePath 2030 Index Fund	1	34,703,601	—	34,703,601	34,703,601	—
T. Rowe Price Associates, Inc.	T. Rowe Price Inst. Large Cap Growth Fund	1	28,692,294	—	28,692,294	28,692,294	—

*	Nonparticipant-directed.

See Accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date:	June 20, 2014	By:	/s/ Kelly L. Groh

Kelly L. Groh
Vice President and Controller (Principal Accounting Officer)
Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm